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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the fiscal year ended	December 31, 1999

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to ________________ to ________________

Commission file number 333-86012

PHARMERICA, INC. 401(k) PROFIT SHARING PLAN (Full title of the plan)

BERGEN BRUNSWIG CORPORATION (Name of issuer of the securities held pursuant to the plan)

4000 Metropolitan Drive, Orange, CA (Address of principal executive offices of issuer of securities)	92868-3510 (Zip Code)

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PHARMERICA, INC. 401(k) PROFIT SHARING PLAN

INDEX

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INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
     PharMerica, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the PharMerica, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

Our 1999 audit was made for the purpose of forming an opinion on the basic 1999 financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Certified Public Accountants

Tampa, Florida
April 10, 2002

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PHARMERICA, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF DECEMBER 31, 1999 AND 1998

	1999	1998

ASSETS
Cash and cash equivalents	$17,260	$-

Investments, at fair value (including $941,647
and $568,375 of participant loans at
December 31, 1999 and 1998, respectively)	44,119,964	34,681,690

Receivables:
Employer contributions	217,006	-
Employee contributions	-	5,450
Accrued interest and dividends	28,367	-

Total receivables	245,373	5,450

TOTAL ASSETS	44,382,597	34,687,140

LIABILITIES
Other liabilities	122,099	96,491

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$44,260,498	$34,590,649

See accompanying notes to financial statements.

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PHARMERICA, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Interest and dividend income	$2,135,509
Employer contributions	217,006
Employee contributions	7,612,041
Rollover contributions	311,663
Net appreciation in fair value of investments	4,007,473

Total additions	14,283,692

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to plan beneficiaries	4,608,848
Loan administration fees	4,995

Total deductions	4,613,843

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	9,669,849

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	34,590,649

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$44,260,498

See accompanying notes to financial statements.

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PHARMERICA, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1999

1.	PLAN DESCRIPTION

The following description of the PharMerica, Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions can be found in the Plan document.

	A.	General

The Plan is a defined contribution plan established effective August 15, 1987 by Innovative Pharmacy Services, Inc. Capstone Pharmacy Services, Inc. ("Capstone") acquired Innovative Pharmacy Services and the Plan during the plan year ended December 31, 1995. Prior to the acquisition of Innovative Pharmacy Services, Capstone did not have a retirement plan. Capstone adopted and amended the Plan to allow all existing and future employees meeting eligibility requirements to participate in the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective September 1, 1996, Capstone amended the Plan, whereby the name was changed to Capstone Pharmacy Services, Inc. 401(k) Profit Sharing Plan and Trust. PharMerica, Inc. (the "Company") was formed as a result of the merger between Capstone and Pharmacy Corporation of America ("PCA"), a wholly owned subsidiary of Beverly Enterprises, Inc., on December 3, 1997. As a result of the merger, the Plan and the 401(k) plan of PCA were merged.

Effective January 1, 1998, the Company amended and restated the Plan, whereby the name was changed to PharMerica, Inc. 401(k) Profit Sharing Plan.

In April 1999, Bergen Brunswig Corporation ("Bergen") acquired the Company in a stock exchange transaction, pursuant to which the Company was merged into, and thereby became a wholly owned subsidiary of Bergen. The Plan continues to be operated in the same manner as that which existed immediately prior to the acquisition.

Reliance Trust Company, The Benefit Center, Inc. and Fidelity Investments Institutional Brokerage Group served as the passive trustee, record keeper, and custodian, respectively, for the Plan until June 1999. Subsequent to June 1999, all of these functions are performed by Merrill Lynch Benefits and Investment Solutions ("Merrill Lynch").

	B.	Eligibility

The Plan provides that every employee is eligible to become a participant in the Plan on the first day of the month following completion of 90 days of service.

C.	Contributions

Participants may elect to contribute up to a maximum of 15% of eligible compensation, subject to the limitations of the Internal Revenue Code. The Company may make a matching contribution for each participant who made an elective contribution in an amount determined at the discretion of the Company. Effective September 1, 1996, the Plan was amended so that the Company may make discretionary contributions to the Plan.

D.	Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and the Plan's net earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

E.	Vesting

Under the Plan, participants are immediately vested in their contributions. Participants vest in the Company's contributions as follows: 0% at less than 2 years of service, 25% at 2 years of service, 50% at 3 years of service, 75% at 4 years of service and 100% at 5 or more years of service.

F.	Rollovers

Rollovers from eligible retirement plans into the Plan are permitted for new employees of the Company upon enrollment in the Plan.

G.	Investment Options

All contributions are deposited with the Trustee. Contributions are then directed at the participant's discretion into the investment options described below:

	1.	AIM Equity Constellation Fund - Funds are invested principally in common stocks of medium- and small-sized growth companies with the objective of growth of capital;

	2.	Bergen Brunswig Corporation Class A Common Stock - Represents common stock shares of the Plan sponsor's parent, Bergen;

	3.	Merrill Lynch ("ML") Capital Fund - Funds are invested in high-quality stocks, government and corporate bonds, and cash equivalents with the objective of total investment return;

	4.	ML Corporate Bond Fund - Funds are invested in fixed-income securities with the objective of high levels of current income and capital appreciation;

	5.	ML Equity Index Trust - Funds replicate the total return of the Standard & Poor's 500 Composite Stock Price Index;

	6.	ML Global Allocation Fund - Funds are invested in U.S. and foreign equity, debt, and money-market securities with the objective of total investment return;

7.

ML Growth Fund - Funds are invested in securities that many investors consider to be out-of-favor, but which management believes may have underlying value that is not immediately apparent. The Fund seeks growth of capital and income;

8.

ML Retirement Preservation Trust - Funds are invested primarily in a broadly diversified portfolio of Guaranteed Investment Contracts and in obligations of U.S. government and government-agency securities with the objective of preservation of capital, liquidity, and current income; and

	9.	Templeton Foreign Fund - Funds are invested in stocks and debt obligations of companies and governments outside the U.S. with the objective of long-term capital growth.

H.	Participant Loans

A participant may borrow from his or her account up to a maximum equal to the lesser of $50,000 or 50% of his or her vested account balance. Loan transactions are treated as a transfer to (from) the applicable investment fund from (to) the loans to participants. Loans are collateralized by the vested balance in the participant's account and bear interest at a rate based on quotes received from a financial institution as chosen by the advisory committee. All participant loans at December 31, 1999 and 1998 have stated interest rates ranging from 8.75% to 9.5%. The term of the loan may not exceed five years unless it qualifies as a home loan.

I.	Payment of Benefits

Benefits are payable at retirement in the form of a lump sum benefit. Benefits are also payable upon a participant's termination, death or total disability, at the election of the participant or their beneficiary, in a lump sum. In addition, hardship withdrawals are permitted if certain criteria are met. Benefits payable to participants at December 31, 1999 and 1998 were $102,325 and $0, respectively.

J.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

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2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	A.	Basis of Accounting

The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America with benefit payments reported on a cash basis, in accordance with guidelines of the American Institute of Certified Public Accountants.

	B.	Investment Valuation and Income Recognition

Mutual funds and the collective trusts are recorded at fair value based on quoted market prices as of the last business day of the year. The participant loan amounts are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The difference between market value from one period to the next is included in net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

	C.	Other Liabilities

As of December 31, 1999 and 1998, the Plan was liable to refund excess employee contributions and earnings and matching contributions and earnings of several highly compensated employees in order to pass the Average Deferral Percentage test. The distributions totaled $122,099 and $96,491, respectively.

	D.	Payment of Benefits

Benefits are recorded when paid.

	E.	Administrative Expenses

All administrative expenses are paid by the Company. Fees paid by the Plan on behalf of participants for loan administrative fees amounted to approximately $5,000 for the year ended December 31, 1999.

	F.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

	G.	Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with credit investment securities, changes in the values of investment securities could occur in the near term and such changes could materially affect the amounts reported in the Plan's financial statements.

	H.	New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133, which amends certain provisions of SFAS No. 133 and provides additional guidance. The Plan adopted SFAS No. 133, as amended, as of January 1, 2001. Plan management has determined that the impact of the adoption of SFAS No. 133, as amended, has not been material to the Plan's financial statements.

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3.	TAX STATUS

The standardized prototype plan in effect through December 31, 1997 had received a favorable IRS opinion letter dated January 28, 1997 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates. Subsequent to December 31, 1999, the Plan filed for a new determination letter.

4.	PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of collective trusts and mutual funds managed by Merrill Lynch and, therefore, these transactions qualify as party-in-interest.

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5.	INVESTMENTS

	As of December 31, 1999 and 1998, the fair value of individual investments representing 5% or more of the Plan's net assets is as follows:

		1999	1998

	AIM Equity Constellation Fund	$6,898,176	$-
	ML Equity Index Trust	19,252,101	-
	ML Global Allocation Fund	8,789,244	-
	ML Retirement Preservation Trust	5,783,095	-
	Dreyfus Short-Intermediate Government Fund	-	1,995,725
	Kaufmann Fund	-	5,542,581
	Neuberger and Berman Guardian Trust	-	3,861,351
	Janus Fund	-	9,742,549
	Janus Worldwide Fund	-	7,372,648
	Spartan Money Market Fund	-	5,598,461

The Plan's investments, including gains and losses on investments purchased, sold, and held during the year, appreciated (depreciated) in value as follows:

Year Ended December 31, 1999

Mutual funds and collective trusts	$4,014,086
Bergen Brunswig Corporation Common Stock	(7,333)

$4,007,473

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6.	PARTICIPANT LOANS IN DEFAULT

During 1998, approximately $45,000 of participant loans were identified as in default. Accordingly, these loans have been reclassified as participant withdrawals and removed from the Plan's investments.

7.	SUBSEQUENT EVENT

In August 2001, Bergen and AmeriSource Health Corporation merged to form AmerisourceBergen Corporation. The Plan continues to be operated in the same manner as that which existed immediately prior to the merger.

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SUPPLEMENTAL SCHEDULE 1

PHARMERICA, INC. 401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4I - ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 1999

IDENTITY OF ISSUER	DESCRIPTION OF ASSET	CURRENT VALUE

Merrill Lynch Benefits	AIM Equity Constellation Fund	$6,898,176
and Investments
Solutions*	Bergen Brunswig Corporation
	Class A Common Stock	142,883

	ML Capital Fund	50,574

	ML Corporate Bond Fund	2,142,153

	ML Equity Index Trust	19,252,101

	ML Global Allocation Fund	8,789,244

	ML Growth Fund	23,427

	ML Retirement Preservation Trust	5,783,095

	Templeton Foreign Fund	96,664

Participant loans	Loans at interest rates from 8.75% to 9.50%	941,647

	Total	$44,119,964

* Denotes party-in-interest to the Plan.

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SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PHARMERICA, INC. 401(k) PROFIT SHARING PLAN

By:	/s/	John M. Lanier

John M. Lanier Vice President, Controller PharMerica, Inc.

May 31, 2002